EXHIBIT 99.06.0

SCHEDULE OF PENDING ASBESTOS LITIGATION as of December 31, 1998

o The actions set forth below in New York are in the Supreme Court, New York County (unless otherwise indicated). The actions set forth a standard complaint containing various causes of action including causes of action seeking $10,000,000 in compensatory damages and $10,000,000 in punitive damages on behalf of each plaintiff.

PLAINTIFFS     Number of  plaintiffs is as per inception of case or as otherwise indicated.

DEFENDANTS     Number of  defendants  excludes  John Does and  unnamed  parties.
               Certain named defendants are successors to other entities not included in the count. No representation is made as to whether the named defendants were all served or are still party to the actions as to whether additional defendants have been brought into the actions. No representation is given as to whether or not all or any of the defendants are still engaged in business, have insurance, or their ability to pay any claim judgment against them.